Exhibit 99.1

Okeanis Eco Tankers Corp. – Unaudited Condensed Financial Statements for the Second Quarter and Six-Month Period of 2025

ATHENS, GREECE, August 12, 2025 – Okeanis Eco Tankers Corp. (together with its subsidiaries, unless context otherwise dictates, “OET” or the “Company”) (NYSE: ECO, OSE: OET) today reported its unaudited condensed financial results for the second quarter and six-month period of 2025, which are attached to this press release.

Financial performance of the Second Quarter Ended June 30, 2025

●	Revenues of $93.9 million in Q2 2025, compared to $112.0 million in Q2 2024.
●	Profit of $26.9 million in Q2 2025, compared to $39.6 million in Q2 2024.
●	Vessel operating expenses of $11.5 million in Q2 2025, compared to $10.8 million in Q2 2024.
●	Earnings per share of $0.84 in Q2 2025, compared to $1.23 in Q2 2024.
●	Cash (including restricted cash) of $65.3 million as of June 30, 2025, compared to $98.1 million as of June 30, 2024.

Financial performance of the Six Months Ended June 30, 2025

●	Revenues of $174.1 million in 6M 2025, compared to $223.1 million in 6M 2024.
●	Profit of $39.4 million in 6M 2025, compared to $81.1 million in 6M 2024.
●	Vessel operating expenses of $22.0 million in 6M 2025, compared to $21.4 million in 6M 2024.
●	Earnings per share of $1.23 in 6M 2025, compared to $2.52 in 6M 2024.

Alternative performance metrics and market development

●	Time charter equivalent (“TCE”, a non-IFRS measure*) revenue of $64.0 million in Q2 2025.
●	EBITDA and Adjusted EBITDA (each non-IFRS measures*) of $48.5 million and $47.3 million, respectively, in Q2 2025.
●	Adjusted profit* and Adjusted earnings per share* (each non-IFRS measures*) of $26.7 million or $0.83 per basic and diluted share in Q2 2025.
●	Fleetwide daily TCE rate* of $50,500 per operating day in Q2 2025; VLCC and Suezmax TCE rates of $49,800 and $51,400 per operating day, respectively, in Q2 2025.
●	Daily vessel operating expenses (“Daily Opex”, a non-IFRS measure*) of $9,963 per calendar day, including management fees, in Q2 2025.
●	In Q3 2025 to date, 77% of the available VLCC spot days have been booked at an average TCE rate of $44,200 per day and 61% of the available Suezmax spot days have been booked at an average TCE rate of $34,200 per day.

Declaration of Q2 2025 dividend

The Company’s board of directors declared a dividend of $0.70 per common share to shareholders. Dividends payable to common shares registered in the Euronext VPS will be distributed in NOK. The cash payment will be paid on September 5, 2025, to shareholders of record as of August 22, 2025. The common shares will be traded ex-dividend on the NYSE as from and including August 22, 2025, and the common shares will be traded ex-dividend on the Oslo Stock Exchange as from and including August 21, 2025. Due to the implementation of the Central Securities Depository Regulation (CSDR) in Norway, dividends payable on common shares registered with Euronext VPS are expected to be distributed to Euronext VPS shareholders on or about September 10, 2025.

*The Company uses certain financial information calculated on a basis other than in accordance with International Financial Reporting Standards (“IFRS”) and generally accepted accounting principles, including TCE, Daily TCE, EBITDA, Adjusted EBITDA, Adjusted profit, Adjusted earnings per share, and Daily Opex. For a reconciliation of these non-IFRS measures, please refer to the report attached to this press release.

Presentation

OET will be hosting a conference call and webcast at 14:30 CET on Wednesday August 13, 2025 to discuss the Q2 2025 and 6M 2025 results. Participants may access the conference call using the below dial-in details:

Standard International Access: +44 20 3936 2999

USA: +1 646 233 4753

Norway: +47 815 03 308

Password: 926967

The webcast will include a slide presentation and will be available on the following link:

https://events.q4inc.com/attendee/954248086

An audio replay of the conference call will be available on our website:

http://www.okeanisecotankers.com/reports/

Contacts

Company:

Iraklis Sbarounis, CFO

Tel: +30 210 480 4200

ir@okeanisecotankers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1540, New York, N.Y. 10169

Tel: +1 (212) 661-7566

okeanisecotankers@capitallink.com

About OET

OET is a leading international tanker company providing seaborne transportation of crude oil and refined products. The Company was incorporated on April 30, 2018 under the laws of the Republic of the Marshall Islands and is listed on Oslo Stock Exchange under the symbol OET and the New York Stock Exchange under the symbol ECO. The sailing fleet consists of six modern scrubber-fitted Suezmax tankers and eight modern scrubber-fitted VLCC tankers.

Forward Looking Statements

This communication contains “forward-looking statements”, including as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “hope,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”). Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities; risks associated with pandemics, including effects on demand for oil and other products transported by tankers and the transportation thereof; and other factors listed from time to time in the Company’s filings with the SEC. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the SEC, which can be obtained free of charge on the SEC’s website at www.sec.gov.

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

OKEANIS
ECO TANKERS

SECOND QUARTER AND SIX MONTH PERIOD 2025

CONDENSED FINANCIAL RESULTS

Okeanis Eco Tankers Corp. Reports Financial Results for the Second Quarter and Six-Month Period of 2025

ATHENS, GREECE, August 12, 2025 – Okeanis Eco Tankers Corp. (together with its subsidiaries, unless context otherwise dictates, “OET” or the “Company”) (NYSE: ECO, OSE: OET) today reported its unaudited condensed financial results for the second quarter and six-month period of 2025.

Financial performance of the Second Quarter Ended June 30, 2025

●	Revenues of $93.9 million in Q2 2025, compared to $112.0 million in Q2 2024.
●	Profit of $26.9 million in Q2 2025, compared to $39.6 million in Q2 2024.
●	Vessel operating expenses of $11.5 million in Q2 2025, compared to $10.8 million in Q2 2024.
●	Earnings per share of $0.84 in Q2 2025, compared to $1.23 in Q2 2024.
●	Cash (including restricted cash) of $65.3 million as of June 30, 2025, compared to $98.1 million as of June 30, 2024.

Financial performance of the Six Months Ended June 30, 2025

●	Revenues of $174.1 million in 6M 2025, compared to $223.1 million in 6M 2024.
●	Profit of $39.4 million in 6M 2025, compared to $81.1 million in 6M 2024.
●	Vessel operating expenses of $22.0 million in 6M 2025, compared to $21.4 million in 6M 2024.
●	Earnings per share of $1.23 in 6M 2025, compared to $2.52 in 6M 2024.

Alternative performance metrics and market development

●	Time charter equivalent (“TCE”, a non-IFRS measure*) revenue of $64.0 million in Q2 2025.
●	EBITDA and Adjusted EBITDA (each non-IFRS measures*) of $48.5 million and $47.3 million, respectively, in Q2 2025.
●	Adjusted profit* and Adjusted earnings per share* (each non-IFRS measures*) of $26.7 million or $0.83 per basic and diluted share in Q2 2025.
●	Fleetwide daily TCE rate* of $50,500 per operating day in Q2 2025; VLCC and Suezmax TCE rates of $49,800 and $51,400 per operating day, respectively, in Q2 2025.
●	Daily vessel operating expenses (“Daily Opex”, a non-IFRS measure*) of $9,963 per calendar day, including management fees, in Q2 2025.
●	In Q3 2025 to date, 77% of the available VLCC spot days have been booked at an average TCE rate of $44,200 per day and 61% of the available Suezmax spot days have been booked at an average TCE rate of $34,200 per day.

Declaration of Q2 2025 dividend

The Company’s board of directors declared a dividend of $0.70 per common share to shareholders. Dividends payable to common shares registered in the Euronext VPS will be distributed in NOK. The cash payment will be paid on September 5, 2025, to shareholders of record as of August 22, 2025. The common shares will be traded ex-dividend on the NYSE as from and including August 22, 2025, and the common shares will be traded ex-dividend on the Oslo Stock Exchange as from and including August 21, 2025. Due to the implementation of the Central Securities Depository Regulation (CSDR) in Norway, dividends payable on common shares registered with Euronext VPS are expected to be distributed to Euronext VPS shareholders on or about September 10, 2025.

Financial results overview – second quarter and six months of 2025

		Q2 2025	Q2 2024	6M 2025	6M 2024	% Change
Commercial	VLCC Daily TCE*	$49,800	$73,300	$43,900	$71,000	(38%)
Performance	Suezmax Daily TCE*	$51,400	$54,600	$45,400	$55,600	(18%)
USD per day	Fleetwide Daily TCE*	$50,500	$64,900	$44,500	$64,300	(31%)
	Fleetwide Daily Opex (incl. mgmt. fees)*	$9,963	$9,389	$9,600	$9,298	3%
		Q2 2025	Q2 2024	6M 2025	6M 2024	% Change
Income	TCE Revenue*	$64.0	$79.4	$112.6	$160.5	(30%)
Statement	Adjusted EBITDA*	$47.3	$63.9	$79.8	$129.1	(38%)
USDm excl. EPS	Adjusted Profit*	$26.7	$39.7	$38.1	$79.7	(52%)
	Adjusted Earnings Per Share*	$0.83	$1.23	$1.18	$2.48	(52%)
				June 30, 2025	December 31, 2024	% Change
Balance Sheet	Total Debt			$630.9	$645.6	(2%)
USDm	Total Cash (incl. Restricted Cash)			$65.3	$54.3	20%
	Total Assets			$1,083.1	$1,082.1	—
	Total Equity			$428.3	$410.4	4%
	Book Leverage**			57%	59%	(4%)

*The Company uses certain financial information calculated on a basis other than in accordance with generally accepted accounting principles and International Financial Reporting Standards (“IFRS”), including TCE, Daily TCE, EBITDA, Adjusted EBITDA, Adjusted profit, Adjusted earnings per share, and Daily Opex. For a reconciliation of these non-IFRS measures, please refer to the end of this press release.

**Book Leverage is calculated as net debt over net debt plus equity.

Q2 2025 and other recent highlights

●	On May 8, 2025, we entered into a new $130 million senior secured credit facility with a prominent Greek bank to finance the option to purchase back the VLCC vessels Nissos Nikouria and Nissos Anafi. (the “New Nikouria and Anafi Facility”). The New Nikouria and Anafi Facility consists of two Advances, Advance A of $66.0 million for the vessel Nissos Nikouria and Advance B of $64.0 million for the vessel Nissos Anafi. The New Nikouria and Anafi Facility is priced at 140 basis points over the applicable Term SOFR and matures in seven years. Advance A and Advance B will be repaid in quarterly instalments of approximately $0.9 million and $1 million, respectively, together with a balloon instalment of approximately $40.8 million and $36.0 million, respectively, payable at maturity. Advance A was drawn on May 29, 2025, and Advance B was drawn on July 31, 2025. The New Nikouria and Anafi Facility is secured by, among other things, security over the Nissos Nikouria and Nissos Anafi, and is guaranteed by the Company.
●	On June 17, 2025, we entered into a new $65.0 million senior secured credit facility to finance the option to purchase back the VLCC vessel Nissos Kea (the “Nissos Kea New Facility”). The Nissos Kea New Facility is priced at 135 basis points over the applicable Term SOFR, matures in seven years, and will be repaid in quarterly instalments of approximately $0.9 million each, together with a balloon instalment of approximately $39.8 million payable at maturity. The loan was drawn on June 26, 2025. The Nissos Kea New Facility is secured by, among other things, security over the Nissos Kea, and is guaranteed by the Company.
●	In connection with the refinancing of the facilities of Nissos Nikouria through the New Nikouria and Anafi Facility and Nissos Kea through the Nissos Kea New Facility, the Company recognized a non-cash loss of $1.1 million, referred to as “loss on debt extinguishment”, relating to the write-off of the unamortized portion of a previously recorded modification gain. The loss on debt extinguishment has been included in the Company’s statements of profit or loss and other comprehensive income and is considered a non-recurring item.

Unaudited condensed consolidated statements of profit or loss and other comprehensive income

	For the Three months		For the Six months
	ended June 30,		ended June 30,
USD	2025	2024	2025	2024
Revenue	$93,947,134	$111,987,643	$174,094,786	$223,110,983

Operating expenses
Commissions	(1,334,189)	(1,224,909)	(2,008,372)	(2,405,152)
Voyage expenses	(28,600,049)	(31,324,129)	(59,517,139)	(60,238,825)
Vessel operating expenses	(11,546,813)	(10,814,668)	(22,045,871)	(21,398,885)
Management fees	(1,146,600)	(1,146,600)	(2,280,600)	(2,293,200)
Depreciation and amortization	(10,343,401)	(10,176,955)	(20,565,522)	(20,331,446)
General and administrative expenses	(4,041,931)	(3,602,420)	(8,463,067)	(7,669,010)
Total operating expenses	$(57,012,983)	$(58,289,681)	$(114,880,571)	$(114,336,518)
Operating profit	$36,934,151	$53,697,962	$59,214,215	$108,774,465

Other income / (expenses)
Interest income	407,470	1,295,139	815,603	1,974,382
Interest and other finance costs	(11,632,771)	(15,109,041)	(23,038,063)	(30,512,274)
Unrealized gain/ (loss), net on derivatives	1,351,339	(109,451)	2,465,940	(443,334)
Realized gain/ (loss), net on derivatives	489,497	(110,434)	397,168	(38,590)
Loss on debt extinguishment	(1,125,951)	—	(1,125,951)	—
Gain from modification of loans	—	—	—	1,828,959
Foreign exchange gain/ (loss)	463,174	(97,490)	713,930	(461,320)
Total other expenses, net	$(10,047,242)	$(14,131,277)	$(19,771,373)	$(27,652,177)

Profit for the period	$26,886,909	$39,566,685	$39,442,842	$81,122,288

Other comprehensive income	—	—	—	—
Total comprehensive income for the period	$26,886,909	$39,566,685	$39,442,842	$81,122,288

Profit attributable to the owners of the Group	$26,886,909	$39,566,685	$39,442,842	$81,122,288
Total comprehensive income attributable to the owners of the Group	$26,886,909	$39,566,685	$39,442,842	$81,122,288

Earnings per share - basic & diluted	$0.84	$1.23	$1.23	$2.52
Weighted average no. of shares - basic & diluted	32,194,108	32,194,108	32,194,108	32,194,108

Unaudited condensed consolidated statements of financial position

	As of	As of
USD	June 30, 2025	December 31, 2024
ASSETS
Non-current assets
Vessels, net	$938,668,044	$958,597,520
Other non-current assets	2,240,841	80,206
Derivative financial instruments	868,052	—
Restricted cash	4,510,000	4,510,000
Total non-current assets	$946,286,937	$963,187,726
Current assets
Inventories	$21,977,229	$24,341,665
Trade and other receivables	44,415,012	39,755,029
Claims receivable	320,097	242,576
Prepaid expenses and other current assets	6,927,636	4,794,022
Derivative financial instruments	1,744,055	—
Current accounts due from related parties	623,462	—
Current portion of restricted cash	1,072,372	434,927
Cash & cash equivalents	59,753,419	49,343,664
Total current assets	$136,833,282	$118,911,883
TOTAL ASSETS	$1,083,120,219	$1,082,099,609
SHAREHOLDERS’ EQUITY & LIABILITIES
Shareholders’ equity
Share capital	$32,890	$32,890
Additional paid-in capital	14,501,517	14,501,517
Treasury shares	(4,583,929)	(4,583,929)
Other reserves	(35,913)	(35,913)
Retained earnings	418,385,141	400,512,351
Total shareholders’ equity	$428,299,706	$410,426,916
Non-current liabilities
Long-term borrowings, net of current portion	$583,947,802	$598,957,333
Retirement benefit obligations	50,130	44,795
Other non-current liabilities	1,031,889	—
Total non-current liabilities	$585,029,821	$599,002,128
Current liabilities
Trade payables	$16,784,076	$19,479,005
Accrued expenses and other current libilities	5,848,205	5,909,316
Current accounts due to related parties	—	530,030
Derivative financial instruments	208,667	62,500
Current portion of long-term borrowings	46,949,744	46,689,714
Total current liabilities	$69,790,692	$72,670,565
TOTAL LIABILITIES	$654,820,513	$671,672,693
TOTAL SHAREHOLDERS’ EQUITY & LIABILITIES	$1,083,120,219	$1,082,099,609

Unaudited condensed consolidated statement of changes in shareholders’ equity

			Additional
	Number	Share	paid-in	Treasury	Other	Retained
USD, except share amounts	of shares	capital	capital	Shares	Reserves	Earnings	Total
Balance - January 1, 2024	32,194,108	$32,890	$121,064,014	$(4,583,929)	$(29,908)	$291,649,081	$408,132,148
Profit for the period	—	—	—	—	—	81,122,288	81,122,288
Capital distribution	—	—	(56,661,629)	—	—	—	(56,661,629)
Balance - June 30, 2024	32,194,108	$32,890	$64,402,385	$(4,583,929)	$(29,908)	$372,771,369	$432,592,807

Balance - January 1, 2025	32,194,108	$32,890	$14,501,517	$(4,583,929)	$(35,913)	$400,512,351	$410,426,916
Profit for the period	—	—	—	—	—	39,442,842	39,442,842
Dividends ($0.67 per share)	—	—	—	—	—	(21,570,052)	(21,570,052)
Balance - June 30, 2025	32,194,108	$32,890	$14,501,517	$(4,583,929)	$(35,913)	$418,385,141	$428,299,706

Unaudited condensed consolidated statements of cash flows

	For the three months ended June 30,		For the six months ended June 30,
USD	2025	2024	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Profit for the period	$26,886,909	$39,566,685	$39,442,842	$81,122,288

Adjustments to reconcile profit to net cash provided by operating activities:
Depreciation and amortization	10,343,401	10,176,955	20,565,522	20,331,446
Interest expense	10,833,146	14,148,887	21,847,738	28,651,328
Amortization of loan financing fees and loan modification gain	316,294	606,352	637,847	1,384,621
Unrealized (gain)/ loss, net on derivatives	(1,351,339)	109,451	(2,465,940)	443,334
Interest income	(407,470)	(1,295,139)	(815,603)	(1,974,382)
Unrealized foreign exchange (gain) /loss	(762,477)	155,098	(1,082,093)	519,149
Loss on debt extinguishment	1,125,951	—	1,125,951	—
Gain from modification of loans	—	—	—	(1,828,959)
Other non-cash items	—	(107)	—	—
Total reconciliation adjustments	$20,097,506	$23,901,497	$39,813,422	$47,526,537

Changes in working capital:
Trade and other receivables	2,517,805	(1,265,751)	(4,570,218)	22,675,575
Prepaid expenses and other current assets and non-current assets	(6,128,875)	(728,274)	(4,305,186)	(1,504,665)
Inventories	3,997,610	(2,577,338)	2,364,436	(925,872)
Trade payables	(1,248,502)	6,889,734	(1,355,333)	5,098,530
Accrued expenses and other current liabilities	2,234,618	(1,225,673)	795,879	(237,237)
Claims receivable	—	—	(77,521)	115,528
Due to related parties	—	35,618	(530,030)	(101,383)
Due from related parties	(234,524)	—	(623,462)	(659,974)
Total changes in working capital	$1,138,132	$1,128,316	$(8,301,435)	$24,460,502
Interest paid	(10,800,001)	(13,611,142)	(21,667,504)	(27,769,685)
Net cash provided by operating activities	$37,322,546	$50,985,356	$49,287,325	$125,339,642

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease in restricted cash	273,575	324,013	—	1,079,486
Increase in restricted cash	—	(500,000)	(637,445)	(1,500,000)
Payments for special survey and drydocking	(1,254,975)	(1,668,387)	(1,974,583)	(2,701,710)
Interest received	428,633	1,310,958	719,353	1,822,306
Net cash used in investing activities	$(552,767)	$(533,416)	$(1,892,675)	$(1,299,918)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term borrowings	131,000,000	60,000,000	131,000,000	168,150,000
Repayments of long-term borrowings	(134,726,689)	(85,710,530)	(146,619,421)	(191,252,181)
Capital distribution	—	(35,413,518)	—	(56,661,629)
Dividends paid	(10,302,115)	—	(21,570,052)	—
Payments of loan financing fees	(884,000)	(240,000)	(884,000)	(948,219)
Net cash used in financing activities	$(14,912,804)	$(61,364,048)	$(38,073,473)	$(80,712,029)
Effects of exchange rate changes of cash held in foreign currency	750,452	(162,783)	1,088,578	(521,316)
Net change in cash and cash equivalents	21,856,975	(10,912,108)	9,321,177	43,327,695
Cash and cash equivalents at beginning of period	37,145,992	103,873,661	49,343,664	49,992,391
Cash and cash equivalents at end of period	$59,753,419	$92,798,770	$59,753,419	$92,798,770

USE AND RECONCILIATION OF ALTERNATIVE PERFORMANCE MEASURES

The Company together with its wholly owned subsidiaries, (the “Group”) evaluates its vessels’ operations and financial results principally by assessing their revenue generation (and not by the type of vessel, employment, customer, or type of charter). Among others, TCE, Daily TCE rate, EBITDA, Adjusted EBITDA, Daily Opex, Adjusted Profit/(loss) and Adjusted Earnings/(loss) per share are used as key performance indicators.

Daily TCE rate

In the shipping industry, economic decisions are based on vessels’ deployment upon anticipated TCE rates and time charter equivalent revenue, and industry analysts typically measure shipping freight rates in terms of TCE rates. This is because under time-charter and bareboat contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. In a voyage charter contract, consideration is received for the use of a vessel between designated ports for the duration of the voyage only, at an agreed upon rate per volume of cargo carried. In a time charter contract, the customer (also known as the charterer) is responsible to pay for fuel consumed and port expenses incurred during the agreed period of time. In a voyage charter contract, the Company is responsible for maintaining the voyage, including vessel scheduling and routing, as well as any related voyage expenses, such as fuel, port and other expenses. Under voyage charters, the majority of voyage expenses are generally borne by us whereas for vessels in a time charter, such expenses are borne by the time charter operator. In a bareboat charter, the customer pays for all of the vessel’s operating expenses, and undertakes to maintain the vessel in a good state of repair and efficient operating condition and drydock the vessel during this period as per the classification society requirements. We may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during drydocking or due to other unforeseen circumstances. Because of the different nature of these types of arrangements, the amount of revenues earned by the Company can differ significantly between them.

The Daily Time Charter Equivalent Rate (“TCE rate”) is a measure of the average daily revenue performance of a vessel. The TCE rate and time charter equivalent revenue (TCE) are not measures of revenue under generally accepted accounting principles (i.e., they are non-GAAP measures) or IFRS and should not be considered as an alternative to any measure of revenue and financial performance presented in accordance with IFRS. We calculate the TCE rate by dividing revenues (time charter and/or voyage charter revenues), less commission and voyage expenses (which then equals “time charter equivalent revenue”), by the number of operating days (we define operating days as calendar days less any scheduled or unscheduled days that our vessels are off-hire due to unforeseen technical and commercial circumstances) during that period. Our calculation of the TCE rate and time charter equivalent revenue may not be comparable to that reported by other companies. We define calendar days as the total number of days the vessels were in our possession for the relevant period. Calendar days are an indicator of the size of our fleet during the relevant period and affect the amount of expenses that we record during that period. We and other companies in the shipping industry use operating days to measure the aggregate number of days in a period that our vessels generate revenues. The period a vessel is not being chartered or is unable to perform the services for which it is required under a charter is “off-hire”.

We use the TCE rate and time charter equivalent revenue because they provide a means of comparison between different types of vessel employment and, therefore, assists our decision-making process with regards to the operation and use of our vessels and in evaluating our financial performance. We believe the TCE rate and time charter equivalent revenue provide additional meaningful information to our investors, constituting a comparison to Revenue, the most directly comparable GAAP and IFRS measure, that also enables our management to evaluate the performance and deployment of our fleet and in evaluating their financial performance. The TCE rate and time charter equivalent revenue are measures used to compare period-to-period changes in a company’s performance, and management believes that the TCE rate and time charter equivalent revenue provide meaningful information to our investors.

The following table sets forth our computation of TCE rates, including a reconciliation of revenues to the TCE rates (unaudited) for the periods presented:

	For the Three months		For the Six months
	ended June 30,		ended June 30,
USD	2025	2024	2025	2024
Revenue	$93,947,134	$111,987,643	$174,094,786	$223,110,983
Voyage expenses	(28,600,049)	(31,324,129)	(59,517,139)	(60,238,825)
Commissions	(1,334,189)	(1,224,909)	(2,008,372)	(2,405,152)
Time charter equivalent revenue	$64,012,896	$79,438,605	$112,569,275	$160,467,006
Calendar days	1,274	1,274	2,534	2,548
Off-hire days	(6)	(51)	(6)	(51)
Operating days	1,268	1,223	2,528	2,497
Daily TCE rate	$50,483	$64,933	$44,529	$64,254

Daily Opex

Daily Opex per vessel is an alternative performance measure that provides meaningful information to our management with regards to our vessels’ efficiency and deployment. Daily Opex is not a measure under generally accepted accounting principles (i.e., it is a non-GAAP measure) or IFRS and should not be considered as an alternative to any measure of expenses and financial performance presented in accordance with IFRS. Our reconciliation of daily Opex, including management fees, may deviate from that reported by other companies. We believe Daily Opex provides additional meaningful information in conjunction with Vessel operating expenses, the most directly comparable GAAP and IFRS measure, because it provides meaningful information to our investors in evaluating our financial performance. Also, it is an alternative measure that provides meaningful information to our management with regards to our vessels’ efficiency and deployment.

Daily Opex is calculated as vessel operating expenses and technical management fees divided by calendar days, for the relevant periods.

The following table sets forth our reconciliation of daily Opex (unaudited) for the periods presented:

	For the Three months		For the Six months
	ended June 30,		ended June 30,
USD	2025	2024	2025	2024
Vessel operating expenses	$11,546,813	$10,814,668	$22,045,871	$21,398,885
Management fees	1,146,600	1,146,600	2,280,600	2,293,200
Total vessel operating expenses	$12,693,413	$11,961,268	$24,326,471	$23,692,085
Calendar days	1,274	1,274	2,534	2,548
Daily Opex	$9,963	$9,389	$9,600	$9,298
Daily Opex excluding management fees	$9,063	$8,489	$8,700	$8,398

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted Earnings per share

Earnings before interest, tax, depreciation and amortization (EBITDA) is an alternative performance measure, derived directly from the statement of profit or loss and other comprehensive income by adding back to profit/(loss) depreciation, amortization, interest and finance costs and subtracting interest income. Adjusted EBITDA is defined as EBITDA before non-recurring items, unrealized losses/(gains) on derivatives, realized losses/(gains) on derivatives, foreign exchange (gains)/losses, (gain)/loss from loan modifications and loss on debt extinguishment. Adjusted profit/(loss) is defined as reported profit/(loss) before non-recurring items, unrealized losses/(gains) on derivatives, impairment loss, loan modification gain/(loss), loss on debt extinguishment and gain/(loss) on disposal of vessels, if any. Adjusted earnings/(loss) per share is defined as adjusted profit/(loss) divided by the weighted average number of common shares outstanding in the period.

Furthermore, EBITDA, Adjusted EBITDA, Adjusted profit/(loss) and Adjusted earnings/(loss) per share have certain limitations in use and should not be considered alternatives to reported profit/(loss), operating profit, cash flows from operations, earnings per share or any other GAAP or IFRS measure of financial performance. EBITDA, Adjusted EBITDA, Adjusted profit/(loss) and Adjusted earnings/(loss) per share exclude some, but not all, items that affect profit/(loss).

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted Earnings per share are not measures of profit under generally accepted accounting principles (i.e., they are non-GAAP measures) or IFRS and should not be considered as an alternative to any measure of revenue and financial performance presented in accordance with IFRS. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted Earnings per share are used as supplemental financial measures by management and external users of financial statements to assess our operating performance. We believe that EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted Earnings per share assist our management and our investors by providing useful information that increases the comparability of our operating performance from period to period and against our previous performance and the operating performance of other companies in our industry that provide relevant information. We believe EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted Earnings provide additional meaningful information in conjunction with profit, the most directly comparable GAAP and IFRS measure, because they provide meaningful information in evaluating our financial performance.

Our method of computing EBITDA, Adjusted EBITDA, Adjusted profit/(loss) and Adjusted earnings/(loss) per share may not be consistent with similarly titled measures of other companies and, therefore, might not be comparable with other companies.

The following table sets forth a reconciliation of profit to EBITDA (unaudited) and Adjusted EBITDA (unaudited) for the periods presented:

	For the Three months ended June 30,		For the Six months ended June 30,
USD	2025	2024	2025	2024
Profit for the period	$26,886,909	$39,566,685	$39,442,842	$81,122,288
Depreciation and amortization	10,343,401	10,176,955	20,565,522	20,331,446
Interest and other finance costs	11,632,771	15,109,041	23,038,063	30,512,274
Interest income	(407,470)	(1,295,139)	(815,603)	(1,974,382)
EBITDA	$48,455,611	$63,557,542	$82,230,824	$129,991,626
Unrealized (gain)/ loss, net on derivatives	(1,351,339)	109,451	(2,465,940)	443,334
Realized (gain)/ loss, net on derivatives	(489,497)	110,434	(397,168)	38,590
Gain from modification of loans	—	—	—	(1,828,959)
Loss on debt extinguishment	1,125,951	—	1,125,951	—
Foreign exchange (gain)/ loss	(463,174)	97,490	(713,930)	461,320
Adjusted EBITDA	$47,277,552	$63,874,917	$79,779,737	$129,105,911

The following table sets forth a reconciliation of profit to Adjusted profit (unaudited) and a computation of Adjusted earnings per share (unaudited) for the periods presented:

	For the Three months ended June 30,		For the Six months ended June 30,
USD	2025	2024	2025	2024
Profit for the period	$26,886,909	$39,566,685	$39,442,842	$81,122,288
Gain from modification of loans	—	—	—	(1,828,959)
Loss on debt extinguishment	1,125,951	—	1,125,951	—
Unrealized (gain)/ loss, net on derivatives	(1,351,339)	109,451	(2,465,940)	443,334
Adjusted Profit	$26,661,521	$39,676,136	$38,102,853	$79,736,663
Weighted average number of common shares outstanding in the period	32,194,108	32,194,108	32,194,108	32,194,108
Adjusted earnings per share, basic and diluted	$0.83	$1.23	$1.18	$2.48

RESPONSIBILITY STATEMENT

We confirm that, to the best of our knowledge, the unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board, and give a true and fair view of the Group’s consolidated assets, liabilities, financial position and results of operations for the period.

We also confirm that the interim condensed consolidated financial statements include a fair view of important events that occurred during the first six months of the fiscal year ending December 31, 2025 and their impact on these financial statements.

Having assessed the Company’s ability to continue as a going concern, the directors are not aware of any material uncertainties related to events or conditions that may cast doubt upon the Company’s ability to continue as a going concern.

The interim financial report for the period ended June 30, 2025, also provides alternative measures of the Company’s overall performance, highlighting key business dates and events.

Ioannis Alafouzos, Chairman & Director

Robert Knapp, Independent Director

Daniel Gold, Independent Director

Joshua Nemser, Independent Director

Charlotte Stratos, Independent Director

Francis Dunne, Independent Director

Peter Siakotos Konstantinidis, Independent Director

Dimitrios Papalexopoulos, Director

Forward Looking Statements

This communication contains “forward-looking statements”, including as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “hope,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”). Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities; risks associated with pandemics, including effects on demand for oil and other products transported by tankers and the transportation thereof; and other factors listed from time to time in the Company’s filings with the SEC. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the SEC, which can be obtained free of charge on the SEC’s website at www.sec.gov.

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Presentation

OET will be hosting a conference call and webcast at 14:30 CET on Wednesday August 13, 2025 to discuss the Q2 2025 and 6M 2025 results. Participants may access the conference call using the below dial-in details:

Standard International Access: +44 20 3936 2999

USA: +1 646 233 4753

Norway: +47 815 03 308

Password: 926967

The webcast will include a slide presentation and will be available on the following link:

https://events.q4inc.com/attendee/954248086

An audio replay of the conference call will be available on our website:

http://www.okeanisecotankers.com/reports/